UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Tellurian Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-5507
(State or other jurisdiction of incorporation)	(Commission file number)

1201 Louisiana Street, Suite 3100, Houston, TX	77002
(Address of principal executive offices)	(Zip code)

Simon G. Oxley, (832) 962-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, .

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended
December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01Resource Extraction Issuer Disclosure and Report

During the year ended December 31, 2023, Tellurian Inc. (the “Company”) owned certain upstream natural gas assets in the Haynesville Shale in Louisiana. These assets included a single lease with the U.S. federal government relating to acreage in the Bull Bayou field in DeSoto Parish, Louisiana. The Company completed the sale of all of its upstream properties, including the federal lease, on June 28, 2024.

Disclosure of Payments by Resource Extraction Issuer

The specified payment disclosure required by Form SD is included in Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
2.01	Disclosure of payments by resource extraction issuer for the fiscal year ended December 31, 2023

104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document (included as Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TELLURIAN INC.

Date: July 1, 2024	By:	/s/ Simon G. Oxley
	Name:	Simon G. Oxley
	Title:	Executive Vice President and
Chief Financial Officer